Investor Presentation August 2021 Filed by Cellebrite DI Ltd. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934 Subject Company: TWC Tech Holdings II Corp. Commission File No. 001 - 39499 Date: August 12, 2021

Disclaimer

This presentation ("Presentation") contains proprietary and confidential information of Cellebrite DI Ltd. ("Cellebrite" or the "Company") and TWC Tech Holdings II Corp. ("TWC") and the entire contents should be considered "Confidential Information." This Presentation is made solely for informational purposes, and no representation or warranty, express or implied, is made by Cellebrite, TWC or any of their representatives as to the information contained in these materials or disclosed during any related presentations or discussions. The recipient of this Presentation shall keep this Presentation and its contents confidential, shall not use this Presentation or its contents for any purpose other than as expressly authorized by Cellebrite and TWC and shall be required to return or destroy all copies of this Presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this Presentation, the recipient is deemed to agree to the foregoing confidentiality requirements.

This Presentation is for informational purposes and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Cellebrite, TWC or any of their respective affiliates. The information contained herein does not purport to be all-inclusive. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Cellebrite, TWC or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, investment banks, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Cellebrite nor TWC has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. TWC and Cellebrite assume no obligation to update any information in this Presentation, except as required by law.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination between Cellebrite and TWC, Cellebrite has filed a registration statement on Form F-4 that includes a proxy statement of TWC in connection with TWC's solicitation of proxies for the vote by its stockholders with respect to the proposed business combination and other matters as may be described in the registration statement. The registration statement on Form F-4 was declared effective on August 6, 2021. Cellebrite and TWC also plan to file other documents with the Securities and Exchange Commission (the "SEC") regarding the proposed transaction and a proxy statement / prospectus is also being mailed to TWC's stockholders. Before making any investment or voting decision, stockholders and other interested persons are advised to read the registration statement and proxy statement / prospectus regarding the proposed transaction and any other relevant documents, including any amendments or supplements to these documents, carefully and in their entirety because these materials will contain important information about Cellebrite, TWC and the proposed transaction. The proxy statement / prospectus, as well as other filings containing information about Cellebrite and TWC are available, without charge, at the SEC's website at www.sec.gov, or at Cellebrite's website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Cellebrite and TWC and certain of their respective directors, executive officers and members of management may, under SEC rules, be deemed participants in the solicitation of proxies of TWC stockholders in connection with the proposed business combination. TWC stockholders, Cellebrite's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC at Cellebrite's website at www.cellebrite.com, or in the proxy statement/propsectus on Form F-4 filed by Cellebrite with the SEC.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC's stockholders in connection with the proposed transaction may be obtained by reading the proxy statement / prospectus for the proposed transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction may be obtained by reading the proxy statement / prospectus for the proposed transaction.

No Offer or Solicitation

This Presentation does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This Presentation also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

Industry and Market Data

This Presentation includes information and statistics regarding market participants in the sectors in which Cellebrite competes and other industry data which was obtained from third-party sources, including reports by market research firms and company filings.

Trademarks

This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but TWC and Cellebrite will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

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Disclaimer

Use of Non-GAAP Financial Measures

In addition to financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this Presentation includes non-GAAP financial measures, non-GAAP operating income and Adjusted EBITDA. These non-GAAP measures have limitations as analytical tools, and they should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. In addition, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement or registration statement to be filed by Cellebrite or TWC with the SEC. A reconciliation of certain of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release.

Projections

This Presentation contains projected financial information with respect to Cellebrite. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See "Forward Looking Statements" paragraph below. Actual results may differ materially from the results contemplated by the projected financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of TWC nor the independent registered public accounting firm of Cellebrite audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation.

Forward Looking Statements

This Presentation also contains forward-looking statements, which may be identified by such words as "may", "should", "would", "plan", "intend", "expect", "believe", "anticipate", "estimate", "predict", "potential", "seem", "seek", "continue", "future", "will", "outlook", or other similar expressions, words or phrases, or by their context. These statements include statements regarding the industry in which the combined companies will operate, future events, the proposed transactions between TWC and Cellebrite, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are made on the basis of current knowledge and current expectations of TWC and Cellebrite management and, by their nature, involve numerous assumptions and uncertainties and are not predictions of actual performance. Nothing set forth herein should be regarded as a representation, warranty, or prediction that TWC or Cellebrite will achieve or are likely to achieve any particular future result.

In addition to the factors previously disclosed in Cellebrite's reports filed with the SEC and those identified elsewhere in this Presentation, the following factors, among others, could cause results to differ materially from the forward-looking statements in this release or historical performance: (1) risks and uncertainties related to the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals or stockholder approvals of TWC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination is not obtained; (2) the number of redemption requests made by TWC's public stockholders; (3) the ability to meet Nasdaq's listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the consummation of the Business Combination; the inability to complete the private placement of ordinary shares of Cellebrite to certain institutional accredited investors; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; the duration and global impact of COVID-19; (6) costs related to the proposed business combination; the outcome of any legal proceedings that may be instituted against Cellebrite, TWC, or any of their respective directors or officers, regarding the proposed transaction; (7) the ability of Cellebrite or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; (8) changes in applicable laws or regulations; (9) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements indicated from time to time in other documents filed or to be filed with the SEC by TWC and in the final prospectus / proxy statement filed on August 6, 2021 and contained in the amended registration statement on Form F-4 relating to the business combination filed by Cellebrite originally on May 17, 2021, as amended.

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Team and presenters Founding Partner of True Wind Capital. Former Founder and Head of KKR Global Technology Group Board experience includes LPRO, AVGO, GDDY, NXPI, JAZZ, AEPI, MDTH, EK and many private companies Holds an MBA from Harvard Business School Partner at True Wind Capital. Former investment professional at Google Capital and KKR Serves on the Boards of LRPO and ZIXI Holds an MBA from Harvard Business School Spent 17 years with Cellebrite, 16 as Chief Executive Officer Prior to Cellebrite, served as Director of Sales for ITS Telecom and VP Commercial for Siemens Serves on the Board of the US - Israeli Chamber of Commerce and Industry Holds an MBA from the Ludwig - Maximilians University in Munich, Germany Spent 6 years with Cellebrite as Chief Financial Officer Prior to Cellebrite, served as CFO and then President for Polymer Logistics Holds a Masters degree from the Swinburne University of Technology Dana Gerner Chief Financial Officer Yossi Carmil Chief Executive Officer Adam Clammer Founding Partner, True Wind Capital Brandon Van Buren Partner, True Wind Capital

Investment highlights Cellebrite is the clear market leader with 99% win rate within digital intelligence Massive $ 12 B+ market opportunity for digital intelligence ( “ DI ” ) solutions with major secular tailwinds supporting continued growth Unique mission critical end - to - end digital intelligence platform that serves the world’s leading government agencies and enterprises at each stage of the investigative lifecycle Rapidly growing Enterprise opportunity with segment revenue projected to double by 2023 Fragmented landscape of point solutions with numerous actionable targets and significant resources to support execution of highly strategic M&A thesis World class, mission driven management team with deep industry expertise Compelling financial profile with 46% ARR growth and 142% ARR net retention in LTM June 2021; attractive valuation of 6.4x 2022E revenue represents a 40%+ discount to median of public comparables

Business overview Market overview Investment highlights Transaction overview Financial overview Appendix Table of contents 1 2 3 4 5 6

Our mission is to protect and save lives, accelerate justice and preserve privacy in global communities

World's leading provider of DI for investigations

Highlights

- Undisputed leader in investigative Digital Intelligence ("DI")
- Technology makes data accessible, digestible and actionable
- Top research team built from elite Israeli intelligence units
- 6,700 customers across federal, state, local and enterprise
- High visibility recurring revenue business model with best-in-class growth and margin profile

Cellebrite by the numbers

$12B+
TAM (2023)

~$200 M
ARR (2021E)

45%+
ARR Growth[2]

99%
Win Rate[1]

140%+
ARR Net Dollar Retention[3]

~80%
Gross Margin[3]

~20%
Adjusted EBITDA Margin[3]

[1] Denoted as won opportunities/actual mobile collect & review opportunities where actual opportunities equal total opportunities less opportunities canceled due to customer loss of budget.
[2] As of June 30, 2021
[3] LTM ended June 30, 2021.
Figures presented are non-GAAP financial measures. Please reference audited financials for historical GAAP financials.

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Cellebrite empowers the world ’ s leading government agencies and enterprises Federal State & Local Enterprise 9 of Top 10 Accounting Firms 6 of Top 10 Pharma Companies 8 of Top 10 U.S. Commercial Banks 5 of Top 10 Auto Manufacturers 6 of Top 10 Petroleum Refiners 6 of Top 10 Telecom companies 9 of Top 10 U.S. Software Companies 100+ North American Federal Accounts 2,700+ North American State and Local Accounts Police Department s at 20 of Largest 20 U.S. Cities 25 o f 27 member E.U. National Police 50 of 50 U.S. States Police Department s at 11 of Largest 20 Cities Globally 14 of 15 U.S Cabinet Executive Departments

Investigations today are manual, slow, and siloed Backlog Manual review of data Initial handling Rely on a few overwhelmed people, with limited tech, to uncover insights Siloed task forces Slow, manual Error prone Data loss due to miscommunication Slow and cumbersome first responses Manual and error prone Not integrated across platforms 100’s cases in backlog Disconnected, remote processing 100’s of cases backlog Takes months to get results Loss of critical evidence, slow time - to - insight and inefficient cross department collaboration Post processing storage Get approved to share Print hard copy Officers transfer file via car Other constituents receive hard copy Criminal cases are solved inefficiently or not solved at all Backlog Transfer of evidence Assigned team Lab On - site manual collection Collect & Review Management Analyze

Cellebrite delivers a comprehensive DI software platform DI PLATFORM DATA SOURCES Prosecutors Agency Management Lab Practitioners Investigators & Analysts DATA TYPES OUTCOMES Accelerated investigations Empowering Chiefs of Investigations & Intelligence with end - to - end investigative platform Increased crime clearance rates Earning community confidence Protecting data privacy COLLECT & REVIEW Fast and Automated approach to capturing data from digital sources ANALYZE Processing the data fast with advanced analytics and AI Breaking down silos and enabling collaboration MANAGE

Collect & Review solution overview Value Proposition: Capture critical investigative data from digital sources Key Benefits Deep & thorough extraction of evidentiary data Broadest range of device & profile support Unsurpassed decoding Powerful review Key Functions Extract, decode and review data from the most digital sources Unlock / bypass security Apps, locations, media, messaging Remote computer collection and analysis Enterprise - grade advanced collection (New Functionality) Cellebrite’s DI Platform Collect & Review Manage Analyze Growth Vectors Cross - sell / upsell new and expanded offerings: Premium, Remote Collection Target users Examiner, Investigator Example Digital Sources Smartphones, Laptops, Memory sticks, GPS devices, Cloud & Social Media, Vehicles, Drones

Analyze solution overview Value Proposition: Automates and accelerates analysis of investigative data and the delivery of insights Key Benefits Expedites time - to - evidence in investigations Automatically surfaces formatives leads and actionable insights Accelerates time - to - evidence by up to 30 x Cross - case connections and agency collaboration capabilities (New Functionality) Key Functions AI - based investigative analytics solutions help investigative teams fuse and enrich data: Enables seamless automation of analysis Accelerates data management and delivery of insights Provides visualization of suspect journey Recent introductions to Analyze portfolio: Enterprise - grade functionality updates, enhanced UX/AI Cellebrite ’ s DI Platform Collect & Review Manage Analyze Growth Vectors Upsell existing offering (Pathfinder) to customer base / new buying centers Extension of Investigative Analytics offerings (SaaS, Crypto, Early Case Assessment) Target users Examiner, Investigator, Analyst

Manage solution overview Value Proposition: Provides orchestration of investigative workflows Key Benefits Saves time and cuts operational costs Provides operational visibility & control Key Functions Manage deployment & utilization of solutions Define and enforce permissions & access control Store and share investigative data Oversight dashboards Cellebrite’s DI Platform Collect & Review Manage Analyze Target users Investigation administrator, Agency management Growth Vectors Expand within existing customer base of leading public safety agencies

Serv ices overview DI Training Customized Training Certification and Accreditation Mentorship Program System Integration, Automation and Customization Advisory and Consulting Business Discovery Advanced Digital Data Access and Collection Crypto Investigations Expert Lab Services Remote Global Support On - site Health Checks Custom Webinars and Expert Hours

A platform for delivering social good Corporate policies & governance • Monitoring and policy administration conducted by in - house compliance and outside counsel • Board - level oversight by ethics committee • Prioritize a human - rights based approach Built - in technology controls • Platform designed to protect privacy and prevent misuse of IP • Products provide for termination of license and/or blocking software updates in case of misuse Regulatory adherence • Strict adherence to all relevant Israeli, US and E.U. regulations and controls • Information systems proactively restrict engagement with sanctioned companies and banned countries Contractual conditions • Contracts address ethics, privacy and human rights • Legally - sanctioned investigations only, geographically limited • Customers are strictly prohibited from reselling to unidentified end customers Cellebrite is a powerful platform … …making sure it’s used appropriately is of paramount importance to our mission

Business overview Market overview Investment highlights Transaction overview Financial overview Appendix 1 2 3 4 5 6 Table of contents

Digital evidence is rapidly proliferating The " explosion " in digital evidence is driven by: Growth in the volume of digital devices Growth in the amount of data per device Growth in number of exhibits per case A suspect may have 8 smartphones around the house, sometimes the investigators collect so many devices we need to meet in order to strategize. Sources: Cellebrite Proprietary Research 2020 Data storage on digital devices increased 2,000 - 8,000 times in 17 years 0.30 1.57 2010 2020E Global smartphones sold 2010 to 2020 (in billions) Global IP traffic (exabytes per month) 122 396 2017 2022E

Explosion in digital evidence is transforming public safety

- Digital evidence plays a critical role in the judicial system
- Digital transformation in public safety is complex and leads to resources / capabilities being pushed to the field
- Transformation starts at large agencies and gradually expands towards medium and small agencies

59%
Investigative cases containing Digital evidence

> *We use UFED in 100% of our homicide cases.*
>
> – Head of Homicide Dept. (major Federal agency)

60-70%
Medium and large agencies[1] have acquired some type of investigative analytics system

5%
Analytical potential utilized by medium and large agencies[1]

Sources: Cellebrite Proprietary Research 2020

[1] Medium (Tier 2) and large (Tier 1) agencies refer to the top ~1,100 public safety agencies out of ~6,400 relevant public agencies

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Public safety ’ s digital transformation will drive meaningful growth across our suite of solutions Proliferation of digital sources Exponential growth in data volume Increased difficulty to access data Complexity and variety of data sources Complexity of investigations creates need for digital collaboration Increasing need to define and enforce permissions / access control across agencies and geographies The need for centralized storage (support sharing, workstreams , etc.) Increased need for automated fusing and enriching of growing data sets Refined algorithms to digest and surface leads Broader necessity of the visualization of the suspect journey More complex relationships amongst digital data sources needed to solve crimes Analyze Manage Collect & Review Cellebrite's end - to - end Digital Intelligence platform is uniquely positioned to meet evolving customer needs

Massive digital intelligence market – $12B+ TAM in 2023 $2.7B $5.5B $0.8B $1.7B $ 1.6 B $ 12.3 B Collection & Review Investigative Analytics Management Services eDiscovery & CI TAM USD Number of agencies Avg. spend per agency 2 Federal $4.7 B State & Local $6.0 B Private Sector $1.6 B TAM by Customer TAM by Domain $ 12.3 B Sources: Cellebrite proprietary research 2020 . 1 Corporate investigations. 2 250 Tier 1 agencies, 850 Tier 2 agencies and 5,300 Tier 3 agencies. 3 Assumes Tier 3 agencies do not purchase analytics tools. 4 Refers to software solutions only. 5 Blended spend per agency (the higher the agency Tier the larger the spend per agency). 6,400 2 X $415K 5 1,100 3 X $4,850K 5 1,100 3 X $720K 5 6,400 2 X $270K 5 $730M Collect. 4 + $ 870 M Process 3 1

Business overview Market overview Investment highlights Transaction overview Financial overview Appendix 1 2 3 4 5 6 Table of contents

Significant near - term growth opportunity 5x 1 increase in spend on in - house discovery and investigations M&A Targeted, disciplined approach Private sector growth New and extended offering Premium Enterprise Cloud & SaaS Remote collection New buying centers within existing logos Net new expansion 1 Source: The State of E Discovery Guide 2020 by Exterro and ACEDS.

Cellebrite is the clear market leader Industry standard in digital investigations 90%+ of relevant public safety agencies are customers Significant growth opportunity into existing base 99 % Win Rate 1 140%+ ARR Net Retention 2 Sticky solution with remarkable win rates 20 % Market penetration Source: Cellebrite proprietary research 2020. 1 Denoted as won opportunities/actual mobile collect & review opportunities where actual opportunities equal total opportunitie s less opportunities canceled due to customer loss of budget. 2 LTM June 30, 2021

DI addresses larger budgets within existing accounts Lab offering Digital Intelligence offering 40 K Examiners 100 K Analysts 1 Million Investigators “For every $1 spent in the lab there is a $4 DI offering opportunity” Source: Cellebrite Proprietary Research 2020 .

Example of ARR expansion outside of core Collection & Review offering 4 9 $150K $ 750 K Collection & Review Full DI offering # of solutions ARR 5x ARR expansion opportunity Note: Represents illustrative mid - sized customer. Figures are rounded.

Significant private sector growth opportunity

~20% of revenue

Enterprise pain points…

1. Missing eDiscovery suite of tools
2. Unsolved internal security incidents
3. Limited access to suspected employee's data

…translate into continuous growth opportunities

Increased capacity (licenses) and upsell

Distributed remote collection and analysis platform

Mobile Elite and remote collection platform

↑ Broad adoption, More use cases

↑ + 500 customers

↑ Increased ARPC (1)

~10% of revenue

Early adoption eDiscovery Corporate investigations

Private sector TAM is expected to reach $1.6bn in 2023

67 of Fortune 100 are Cellebrite customers

Source: Cellebrite proprietary research 2020.

1 Average Revenue Per Customer.

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Multiple vectors for near - term inorganic growth TAM Expansion Customer Acquisition Investigative Analytics (IA) eDiscovery, Corp Investigations & IA Collection & Review Command & Control M&A strategy defined by target segment’s projected impact on value creation objectives Product & Feature Enhancements Transaction will provide meaningful resources to execute on M&A pipeline of 25 + targets

Q2 21 customer successes

Customer Traction

- Increasing number of large multi-solution deals
  - 1 customer **>$5M**
  - 9 customers >**$1M**

Large Deal Example 1

- Scandinavian long-term customer
- Need: improve efficiency and reduce **backlogs**
- **Pre-booking** of Premium Enterprise
  - >100 UFEDs

Large Deal Example 2

- N. American District Attorney
- Need: new legislation requiring **faster** evidence submitting
- Premium Collect & Review, **Analytics**

Large Deal Example 3

- Private sector digital forensics and analytics service provider
- Need: geographic **expansion**
- Collect & Review, Management
- **Largest** private sector deal ever

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Uniquely positioned in the competitive landscape Full Device Access Enabled by a Deep Understanding of Data Structures Point Solutions Data Analytics capabilities Data Collection & Review capabilities No Device Access Integrated Suite Cellebrite is uniquely positioned as an industry leader in both data collection and analytics, allowing us to provide deeper insights to customers

What differentiates Cellebrite from other players Strong, global brand with 10+ years of developing an end - to - end digital intelligence platform to fuse and enrich investigative data Top research team from elite intelligence units (e.g. 8200 ) generating unmatched capabilities Deeply entrenched installed base of 5,000 public safety and 1,700 Enterprise customers Solid Sales platform in 140 countries Intrinsic knowledge of the industry and undisputed market leader in mobile and computer access

Business overview Market overview Investment highlights Transaction overview Financial overview Appendix 1 2 3 4 5 6 Table of contents

Financial highlights Sustainable ARR Growth 46% ARR Growth Q2 ’21 Best - in - class Retention metrics 142% Net Retention LTM Jun - 21 98% Gross Retention 2020 Strong Margin profile 8 3 % Gross Margin LTM Jun - 21 22 % Adj. EBITDA Margin LTM Jun - 21 Note: non - GAAP metrics and key performance indicators defined in the appendix.

Sustainable ARR growth $76 $ 80 $ 83 $ 92 $96 $ 109 $121 $137 $150 $ 159 $ 197 $ 261 Q1-19A Q2-19A Q3-19A Q4-19A Q1-20A Q2-20A Q3-20A Q4-20A Q1-21A Q2-21A 2021E 2022E 1 Growth rates compare to ARR from the same quarter end in the prior year. % Total ARR G rowth (YoY) 1 26% 37% 28% 49% 23% 27% 21% 4 6% 44% 32% 53% 46%

Consistent ARR growth driven by expansion $72 $ 92 $137 $ 197 $261 $4 $ 16 $ 6 $39 $ 6 $54 $ 6 $58 2018 Total ARR New Logo Land Net Upsell/downsell 2019 Total ARR New Logo Land Net Upsell/downsell 2020 Total ARR New Logo Land Net Upsell/downsell 2021 Total ARR New Logo Land Net Upsell/downsell 2022 Total ARR 28% 49% 44 % Growth % over base ARR each year 2019 A 2020A + 6% +22% +7% + 42% + 4% +40% 32% +3% + 29% 2021E 2022E

15% 16% 36% 33% 27% 27% 2019A 2020A 2021E 2022E G&A S&M R&D Operating leverage from disciplined investment 78% 76% 74% 68 % Operating Expenses 1 as % of Revenue 79% 80% 81% 81% 92% 93% 93% 93% 2019A 2020A 2021E 2022E Total Gross Margin Subscription Gross Margin Gross Margin 1 Excluding public company expenses.

2021E 2022 E ARR Growth 44% 32% Revenue Growth 21% 20% Adjusted EBITDA Margin 15% 18% Long Term 22 – 27% 20 – 24% 25 – 35% Financial outlook Strong operational metrics

Business overview Market overview Investment highlights Transaction overview Financial overview Appendix 1 2 3 4 5 6 Table of contents

True Wind overview San Francisco - based private equity firm 75+ years of collective investing experience True Wind’s founding partners were previously the founding members of KKR’s technology franchise Fifteen full - time investment professionals with deep technology investing expertise Investing in differentiated, leading TMT companies Broad mandate across multiple technology sectors: ‒ Infrastructure Software ‒ Financial Technology ‒ Healthcare IT ‒ Industrial Technology ‒ Vertical Software ‒ Hardware ‒ IT Services ‒ Internet / Digital Media Focus Track Record Firm Track record of excellence with principals leading 30+ platform investments with $75+ billion in total transaction value and $15+ billion of invested equity Repeat SPAC issuer: First transaction reached combination with Open Lending (NASDAQ: LPRO), resulting in successful outcome; second transaction with A Place for Rover (NASDAQ: NEBC) recently announced following a significantly oversubscribed PIPE raise Successful public company experience: GoDaddy, Avago/Broadcom, NXP, Jazz Pharma, Zix , Open Lending, Safeway, Owens Illinois, Reltec, Amphenol

Transaction overview Illustrative Pro Forma Capitalization 65% 3% 13% 20% Key Proposed Transaction Terms Fully Diluted Enterprise Value of ~$1.8B (6.4x 2022E Revenue) Current owners will retain ~65% ownership in public Cellebrite Transaction will result in $430M of cash added to the balance sheet to fund accretive M&A and other strategic initiatives Management to rollover 85%+ of their existing equity Sponsor to defer 7.5M founder shares: 3.0M at $12.50, 3.0M at $15.00, 1.5M at $30.00 Seller earnout of 15M shares: 5M at $12.50, 5M at $15.00, 5M at $17.50 Illustrative Post - Transaction Ownership Sources and Uses ($M) PF Shares Current Shareholders 146 Public Shareholders 48 PIPE 30 Sponsor 6 Total Shares Outstanding 230 Unvested Employee Equity 1 Awards 9 FD Total Shares Outstanding 239 Share Price at Close $10.00 Fully Diluted Shares Outstanding 239 Fully Diluted Equity Value 2,391 - Estimated Company Cash 150 - Cash to Balance Sheet 43 0 Total Enterprise Value 1 ,811 2022 ARR $ 261 6.9x 2022 Revenue $ 283 6.4x 2022 EBITDA $ 51 35.5 x Sources SPAC Cash in Trust 480 PIPE 300 Total Sources 780 Uses Cash to Balance Sheet 430 Cash to Existing Holders 300 Transaction Fees & Expenses 50 Total Uses 780 Current Shareholders 2 Public Shareholders PIPE Sponsor Note: Shares and Dollars are in millions unless otherwise noted. 1 Reflects dilutive impact calculated using the treasure stock method of estimated employee unvested equity awards at close; 2 Includes Unvested Employee Equity Awards.

Transaction timing and certainty Business combination expected to close in Q3 2021 with significant deal certainty given that minimum cash requirement has predominately been fulfilled through the $300M of PIPE agreements already in place Diligence & Documentation Regulatory Review Process Shareholder Vote & Deal Close Expected Close: late August 2021 April 8 th , 2021 Deal Announcement & Signed Business Combination Agreement May 17 th , 2021 Cellebrite Files Preliminary F - 4 with the Securities & Exchange Commission June 7 th , 2021 Cellebrite Announces Q1’21 Financial Results Highlighting Continued Strength and Trajectory August 6 th , 2021 Registration Statement Effectiveness August 27 th , 2021 Shareholder Vote to Approve Transaction

Business overview Market overview Investment highlights Transaction overview Financial overview Appendix 1 2 3 4 5 6 Table of contents

($K) June 20A June 21A ARR 109,153 158,895 YOY Growth - % 36% 46% Subscriptions 31,168 41,458 Perpetual License & Others 10,506 10,382 Professional Services 4,096 7,328 Total Revenue 45,770 59,168 YOY Growth - % 2 22% 29% Gross Profit 37,551 49,100 Gross Profit - % 82.0% 83.0% Adjusted EBITDA 8,443 13,379 Non - GAAP EBITDA - % 18.4% 22.6% Financial summary – Q2

($K) 2019A 2020A 2021E 2022E ARR 91,910 137,050 197,274 260,826 YOY Growth - % 28.4% 49.1% 43.9% 32.2% Subscriptions 86,647 129,745 180,876 228,500 Perpetual License & Others 59,175 42,136 26,538 20,484 Professional Services 26,032 23,032 28,223 33,816 Total Revenue 171,854 194,913 235,637 282,800 YOY Growth - % 14.8% 13.4% 20.9% 20.0% Gross Profit 136,031 157,034 190,827 228,293 Gross Profit - % 79.2% 80.6% 81.0% 80.7% Adj. EBITDA 19,352 31,117 36,463 50,653 Adj EBITDA - % 11.3% 16.0% 15.5% 17.9% Financial summary - annual

Adjusted EBITDA reconciliation – Q2 ($K) June 20A June 21A Net Income in Financial Statements 1,963 7,796 Financial Income (1,015) (496) Tax Expenses 717 921 Depreciation & Amortization 1,506 1,699 One - time Expense (Former co - founder compensation) 1,519 - Share Based Compensation Expenses 2,127 2,363 Acquisition Related Costs 1,626 1,096 Adjusted EBITDA 8,443 13,379 Adj EBITDA - % 18.4% 22.6%

Cellebrite delivers the capabilities to solve more cases with less resources, unlocking a massive social benefit to communities dealing with serious and pervasive crimes

Case involvement

500K+[1]

Cases utilize Cellebrite's solutions annually

Time to evidence

30x+[2]

Faster time-to-collect/analyze evidence

Operational efficiency

~40%[2]

Investigation efficiency improvement

[1] Refers only to serious crimes in which DI tools are absolutely relevant and necessary, such as homicides, drug trafficking, kidnapping, etc. Cellebrite tools are also utilized in many other cases.
[2] Based on customer feedback.

46

Proven land - and - expand upsell motion Note: Cellebrite currently offers a total of 13 solutions (excluding additional services). 2 Solutions 4 Solutions $21 $21 $138 2018 2019 2020 Tier 2: U.S. City PD ($K) ~7x ARR Growth 5 Solutions 12 Solutions $234 $247 $1,150 2018 2019 2020 Tier 1: Large U.K. PD ($K) ~5x ARR Growth UFED Physical Analyzer Pathfinder Enterprise Premium Cloud Responder Pathfinder Desktop Seeker Smart Translator Inspector Commander Digital Collector UFED Physical Analyzer Premium Pathfinder

Deep cache of active zero - day exploits allows differentiated access across device ecosystem Proven, consistent track record of enabling access to encrypted devices over the past 10 years Systematized ability to generate useful research assets or “zero - day exploits” to enable device access 5x increase in research assets generated annually over the past 6 years Clear path forward to continue generating access methods with visibility for the next 3 - 5 years Cellebrite’s unique systematized research approach specializes in generating durable assets as compared to other methods World class talent from elite intelligence units (8200) 2015 2016 2017 2018 2019 2020 Cumulative Zero - Day Assets

35.5x 96.7x 75.4x 18% 18% 15% 6.4x 14.7x 13.8x Public safety peer benchmarking EV/Revenue 2022E EV/EBITDA 2022E CAGR CY20 - 22E Revenue Growth EBITDA Margin 2022E 20% 30% 19% Source: As of 8/11/21. Company filings, Wall Street Research, FactSet. Attractive valuation represents 40%+ discount to the most relevant public safety peers

Publicly traded comparable companies overview CAGR CY20 - 22E Revenue Growth Recurring Revenue % 2 CY22E EBITDA Margin Comparability to Cellebrite EV/CY22 Revenue Source: As of 8/11/21. Company filings, Wall Street Research, FactSet. Note: ‘nm’ denotes not meaningful multiples <0x or >100x; “ na ” denotes not available; Values represent peer medians. 1 Not included in peer benchmarking; 2 Stated recurring revenue or based on subscription / SaaS component; 3 Calculated by adding revenue CAGR 20 - 22E and 22E EBITDA margin. Relevance Selected peers Rule of 40 3 29% 73% 17% x Similar growth rate, profitability and vertical focus x Common customer profile and core public sector addressable market 13.1x Public Safety peers 41% 20% 76% 8% x Similar growth rate and revenue model x Common security and infrastructure related secular trends × Divergent customer profiles and vertical market focus 9.4x Security & Infrastructure Software peers 27% 16% 55% 6% x Vertical model with clear leadership in attractive markets x Undergoing some level of business model transition × Divergent customer profiles and vertical market focus 11.4x Business Model peers 25% For reference only 1

18% 27% 18% 15% 5% 26% 10% 8% 8% 7% 2% 14% 6% 3% Operational benchmarking 20% 30% 29% 28% 19% 28% 28% 26% 14% 12% 9% 19% 16% 3% CAGR CY20 - 22E Revenue Growth EBITDA Margin 2022E Business Model peers Public Safety peers Median: 29% Security & Infrastructure Software peers Median: 20% Median: 16% Median: 17% Median: 8% Median: 6% Median: 19% Median: 8% Source: As of 8/11/21. Company filings, Wall Street Research, FactSet.

6.4x 14.7x 13.8x 12.3x 11.7x 17.5x 13.0x 9.5x 9.2x 8.5x 8.4x 17.0x 11.4x 11.1x 35.5x 96.7x 75.4x 43.3x 68.4x 82.2x Valuation benchmarking nm nm Source: As of 8/11/21. Company filings, Wall Street Research, CapIQ , Factset . Note: ‘nm’ denotes not meaningful multiples <0x or >100x. nm nm nm nm EV/Revenue 2022E EV/EBITDA 2022E Median: 11.4x Median: 75.3x Median: 68.4x Median: 82.2x Business Model peers Median: 9.4x Security & Infrastructure Software peers Median: 13.1x Public Safety peers Median: 11.7x Median: 75.4x nm nm

13.8x 12.3x 14.7x 17.5x 13.0x 8.4x 9.2x 9.5x 8.5x R² = 0.326 4.0x 6.0x 8.0x 10.0x 12.0x 14.0x 16.0x 18.0x 20.0x 8% 9% 10% 11% 12% 13% 14% 15% 16% 17% 18% 19% 20% 21% 22% 23% 24% 25% 26% 27% 28% 29% 30% 31% Compelling valuation discount to high growth peers Source: As of 8/11/21. Company filings, Wall Street Research, Factset . Based on Public Safety Peers and Security & Infrastructure Software Peers only. Excludes TYL and NXL; Calculation of R 2 does not include Cellebrite CY 2020 E – CY 2022E R e venue CAGR TEV / CY 2022E Revenue 6.4x

Definitions 1. Annual Recurring Revenue: Annual recurring revenue (“ARR”) is defined as the annualized value of active term - based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. 2. Subscription Revenue: Is defined as revenue from recurring, term - based license contracts and ongoing services related to core offerings. Subscription revenue is recognized ratably over the subscription term with a portion of revenue, related to the term - based license, recognized upfront. 3. Net Retention: Dollar - based net retention rate is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers. 4. Gross Retention: Gross revenue retention is calculated by dividing customer revenue excluding upsells by base revenue. We define base revenue as revenue we recognize from all customers in the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define customer revenue excluding upsells as the revenue we recognize during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, excluding upsells / cross - sells. The measure captures the weighted average dollar loss versus 100% from the customer base.